Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

May 23, 2005

VIA EDGAR AND

FACSIMILE

Mail Stop 4-6

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Perry	Hindin

Re:	Occam Networks, Inc.

Preliminary Proxy Statement

Initially Filed May 2, 2005

File No. 000-30741

Dear Mr. Hindin:

On behalf of Occam Networks, Inc. (“Occam”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) discussed in our telephone conversation on May 19, 2005 relating to the Preliminary Proxy Statement of Occam Networks, Inc. (File no. 000-30741) initially filed on May 2, 2005 (the “Proxy Statement”).

On behalf of Occam, we are concurrently filing via EDGAR changed pages to the Proxy Statement. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with Occam’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement. A copy of this letter and a marked copy of the Changed Pages have been sent to you via facsimile.

Preliminary Proxy Statement

Proposal Three: Amendment Authorizing Reverse Stock Split.

1. This Proposal seeks to grant to the Company’s board of directors the discretion to effect a reverse stock split at anytime on or prior to the Company’s 2006 annual meeting at a reverse split ratio of one-for-ten, one-for-fifteen, one-for-twenty, one-for-twenty-five, one-for-thirty, one-for-thirty-five or one-for-forty. As indicated in the section captioned Principal Effects of an Effective Reverse Stock Split,” the particular ratio selected can have a significant effect on the Company’s

United States Securities and Exchange Commission

Re: Occam Networks, Inc.

May 23, 2005

authorized shares available for issuance. Please add disclosure explaining why the board of directors feels that such a broad range of possible reverse split ratios is necessary.

Occam has added disclosure to page 16 of the Proxy Statement in response to the Staff’s comment.

Other Matters

Occam confirms that no additional material changes have been made to the Proxy Statement for reasons other than (i) in response to a specific Staff comment, (ii) as noted in this response letter and (iii) as noted in our response letter dated May 17, 2005.

Please direct your questions or comments to Robert Kornegay (650-320-4553) or me (650-320-4557). In addition, we would request that you provide a copy of any future correspondence regarding this matter to the attention of Mr. Kornegay and me at fax number 650-496-4367. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Asaf Kharal
Asaf Kharal

cc:	Howard Bailey, Chief Financial Officer, Occam Networks, Inc.

Ronald Hughes, General Counsel, Occam Networks, Inc.

PROPOSAL THREE

AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AUTHORIZING THE BOARD OF DIRECTORS TO EFFECT A REVERSE SPLIT OF OUR OUTSTANDING COMMON STOCK BASED ON IDENTIFIED RATIOS

General

Our board of directors has unanimously adopted a resolution seeking stockholder approval of an amendment to our amended and restated certificate of incorporation authorizing the board of directors, in its sole discretion, to effect a reverse stock split of our outstanding common stock. The board of directors would be authorized to effect and implement the reverse stock split based on any of the following ratios: one-for-ten; one-for-fifteen; one-for-twenty; one-for-twenty-five; one-for-thirty; one-for-thirty-five; and one-for-forty. Approval of this proposal would give the board of directors authority to implement the reverse stock split at any time prior to the date of our 2006 annual meeting of stockholders. Notwithstanding approval of this proposal by the stockholders, the board of directors may, in its sole discretion, determine not to effect, and may abandon, the reverse stock split without further action by our stockholders. In this proxy statement, we refer to all of the possible reverse stock splits as the “Reverse Stock Splits” and we refer to the Reverse Stock Split that is actually effected, if applicable, as the “Effective Reverse Stock Split.”

A copy of the proposed amendment to the amended and restated certificate of incorporation covered by this Proposal Three, based on each of the proposed ratios, is attached to this proxy statement as Appendix B.

If this Proposal Three is approved by stockholders, the board of directors will have the discretion to implement a Reverse Stock Split of one-for-ten, one-for-fifteen, one-for-twenty, one-for-twenty-five, one-for-thirty, one-for-thirty-five or one-for-forty at any time between June 22, 2005 and the date of our 2006 annual meeting of stockholders. The purpose of the Reverse Stock Split would be to reduce the number of shares of our common stock outstanding, to increase the per-share market price of our common stock and to better position the company’s capitalization for the future. The Reverse Stock Split ratio selected by the board, if any, will depend upon various factors, including Occam’s growth, existing and future marketability, liquidity of our common stock and consideration of the purposes, risks, benefits and effects of a Reverse Stock Split described below, including the potential impact of a Reverse Stock Split on our authorized shares available for issuance. While we have no current plans to seek listing on any stock exchange or dealer quotation system, the initial requirements for such listing may include a closing bid price of up to $5.00 per share. In light of the volatility of our stock price, changing conditions in the capital markets, the extended time frame in which the Reverse Stock Split decision may be made and other factors relevant to the timing and extent of the Reverse Stock Split, the board believes that stockholder approval of a range of reverse split ratios from one-for-ten to one-for-forty is in the best interests of the company and its stockholders.

We are not proposing to effect a reverse split of our outstanding preferred stock. In the event the Reverse Stock Split is implemented, the number of shares of common stock issuable upon conversion of each outstanding share of preferred stock would be proportionately reduced as described below under the caption “Effect on Occam Preferred Stock.”

The board of directors reserves the right, even after stockholder approval, to forgo or postpone the filing of the amendment to the amended and restated certificate of incorporation if it determines that action not to be in the best interests of Occam and its stockholders. If the Effective Reverse Stock Split is not implemented before the date of our 2006 annual meeting of stockholders, the amendment will be deemed abandoned, without any further effect. In that case, the board of directors may again seek